LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

June 24, 2011

VIA EDGAR

Michael Clampitt, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C.  20549

Re:   Southern Missouri Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-174113

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client, Southern Missouri Bancorp, Inc. (the “Registrant”), we enclose herewith for filing Pre-Effective Amendment No. One (the “Amendment”) to the Registrant’s Registration Statement on Form S-1 relating to the proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated June 6, 2011 (the “Comment Letter”).  The Registrant’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter and the Staff’s comments are repeated below for your convenience.

The Amendment is marked to show all revisions to the original submission made on May 10, 2011.  In addition to the responses to the Staff’s comments, these revisions include an update of the financial information to March 31, 2011.

General

1.	In the next amendment fill-in, as far as practicable, all blanks.

RESPONSE:  Please be advised that all blanks have been filled in, except blanks related to the offering itself (i.e., number of shares to be sold and price per share).

Michael Clampitt, Senior Counsel
June 24, 2011

2.
Because you may use proceeds to redeem TARP CPP preferred stock, include a pro forma illustration of the impact on EPS and the capitalization table from the dividends or other payments on the preferred versus dilution from issuing more common.

RESPONSE:  The requested disclosure is reflected at page 26 in response to this comment.

Cover Page

3.	Quantify on the cover sheet the percentage of shares offered to total outstanding shares.

RESPONSE:  The disclosure on the cover of the prospectus has been revised in response to this comment.

4.	Revise the cover page to briefly describe the underwriting arrangements, i.e., a firm commitment.

RESPONSE:  The disclosure on the cover of the prospectus has been revised in response to this comment.

Use of Proceeds, page 6 and 24

5.
Clarify in the Use of Proceeds disclosure the percentage and dollar amount of proceeds to be contributed to the bank and update, as far as practicable, the specific anticipated uses of the proceeds retained by the company.

RESPONSE:  The disclosure on pages 6 and 24 has been revised in response to this comment.

Prospectus Summary

Recent Acquisitions, page 1

6.	Revise both acquisition summaries to indicate the profit/loss recognized and indicate whether or not the purchases were dilutive or accretive to earnings.

RESPONSE:  The disclosure on pages 1 and 2 has been revised in response to this comment.

7.
Revise the summary to disclose if officers and directors are committed to purchase shares in the offering and, if so, indicate the amount. In addition, disclose the shares being reserved, their current holdings, their percentage of total and the percentage they will hold after the offering assuming any commitments.

RESPONSE:  New disclosure on page 7 has been provided in response to this comment.

Michael Clampitt, Senior Counsel
June 24, 2011

March 31, 2011 Form 10-Q General

8.
We note your effective income tax rate increased to 33% from 20% for the nine months ended March 31, 2011 as compared to the nine months ended March 31, 2010. Considering this significant change, please revise future filings, including future interim filings, to disclose the information required by ASC 740-10-50 and highlight material changes in income tax items in your MD&A.

RESPONSE: Future filings will include disclosure similar in form to the following:

The Company files income tax returns in the U.S. Federal jurisdiction and various states.  The Company is no longer subject to federal and state examinations by tax authorities for fiscal years before [date].  During the periods presented, the Company recognized no interest or penalties related to income taxes.

The Company’s income tax provision is comprised of the following components:

	For the three months ended		For the [ ] months ended
	[date]	[date]	[date]	[date]
Income taxes
Current	$ -	$ -	$ -	$ -
Deferred	-	-	-	-
Total income tax provision	$ -	$ -	$ -	$ -

The components of net deferred tax assets (liabilities) are summarized as follows:

	[interim date]	[prior FYE]
Deferred tax assets:
Provision for losses on loans	$ -	$ -
Accrued compensation and benefits	-	-
Other-than-temporary impairment on
available-for-sale securities	-	-
NOL carryforwards acquired	-	-
Unrealized loss on other real estate	-	-
Other	-	-
Total deferred tax assets	-	-

Deferred tax liabilities
FHLB stock dividends	-	-
Purchase accounting adjustments	-	-
Depreciation	-	-
Prepaid expenses	-	-
Unrealized gain on available-for-sale
securities	-	-
Other	-	-
Total deferred tax liabilities	-	-

Net deferred tax asset (liability):	$ -	$ -

Michael Clampitt, Senior Counsel
June 24, 2011

As of [date], the Company had approximately $[amount] of federal and state net operating loss carryforwards which were acquired in the July 2009 acquisition of Southern Bank of Commerce.  The amount reported is net of the IRC Sec. 382 limitation, or state equivalent, related to utilization of net operating loss carryforwards of acquired corporations.  Unless otherwise utilized, the net operating losses will begin to expire in 2027.

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	For the three months ended		For the [ ] months ended
	[date]	[date]	[date]	[date]

Tax at statutory rate	$ -	$ -	$ -	$ -

Increase (reduction) in taxes
resulting from:
Nontaxable municipal income	-	-	-	-
State tax, net of Federal benefit	-	-	-	-
Increase in cash surrender value
of bank-owned life insurance	-	-	-	-
Tax benefits realized on acquisition	-	-	-	-
Federal tax credits	-	-	-	-
Acquisition costs	-	-	-	-
Other, net	-	-	-	-
Actual provision	$ -	$ -	$ -	$ -

Tax credit benefits in the amount of $[amount] and $[amount], respectively, were recognized in the three- and [ ]-month periods ended [date], as compared to $[amount] and $[amount], respectively, recognized in the three- and [ ]-month periods ended [date], under the flow-through method of accounting for investments in tax credits.

Material changes in the periods presented will be discussed in the MD&A.

9.
We note your disclosure on page 12 that you may be required from time to time to modify or extend the terms of your speculative construction and land development loans and your disclosure on page 33 that you had no troubled debt restructurings as of March 31, 2011. Please tell us in detail and revise future filings to disclose the amount of modifications performed during the periods presented. Also disclose how you concluded that your modifications should not be accounted for as TDRs. Specifically, explain the key factors you considered to determine if the modification represented a concession and whether the borrower was experiencing financial difficulties.

RESPONSE: To closely monitor the inherent risks associated with construction loans, the Company will typically utilize maturity periods ranging from 6 to 12 months for these loans.   Weather conditions, change orders, availability of materials and/or labor, and other factors may contribute to the lengthening of a project, thus necessitating the need to renew the construction loan at the balloon maturity.  Such extensions are typically executed in incremental three month periods to facilitate project completion.  The Company’s average term of construction loans is approximately 15 months.  During construction, loans typically require monthly interest only

Michael Clampitt, Senior Counsel
June 24, 2011

payments which may allow the Company an opportunity to monitor for early signs of financial difficulty should the borrower fail to make a required monthly payment.  Additionally, during the construction phase, the Company typically obtains interim inspections completed by an independent third party.  This monitoring further allows the Company opportunity to assess risk.

At March 31, 2011, construction loans outstanding included 30 loans, totaling $4.4 million, for which a modification had been agreed to; At June 30, 2010, construction loans outstanding included 18 loans, totaling $6.3 million, for which a modification had been agreed to.  All modifications were solely for the purpose of extending the maturity date due to conditions described above.  None of these modifications were executed due to financial difficulty on the part of the borrower and, therefore, were not accounted for as TDRs.

Future filings will include disclosure similar in form to the foregoing.

Note 2: Fair Value Measurements, page 6

10.
Please revise future filings to disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the periods presented. Refer to ASC 820-10-50-5a and 820-10-55-64.

RESPONSE: Future filings will include disclosure similar in form to the following:

The following table presents gains and (losses) recognized on assets measured on a non-recurring basis for the three- and [ ]-month periods ended [date] and [prior fiscal year period]:

	For the three months ended		For the [ ] months ended
	[date]	[date]	[date]	[date]
Impaired loans	$ -	$ -	$ -	$ -
Foreclosed and repossessed assets held for sale	-	-	-	-
Total gain (loss) on assets
measured on a nonrecurring basis	$ -	$ -	$ -	$ -

Impaired Loans (Collateral Dependent), page 7

11.
Please revise your future filings to disclose how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

RESPONSE: Future filings will include disclosure similar in form to the following:

On a quarterly basis, loans classified as special mention, substandard, doubtful, or loss are evaluated including the loan officer’s review of the collateral and its current condition, the Company’s knowledge of the current economic environment in the  market where the collateral

Michael Clampitt, Senior Counsel
June 24, 2011

is located, and the Company’s recent experience with real estate in the area. The date of the appraisal is also considered in conjunction with the economic environment and any decline in the real estate market since the appraisal was obtained.  For all loan types, updated appraisals are obtained if considered necessary.  Of the Company’s $[amount] (outstanding balance) in collateral-dependent loans at [date], the Company utilized an appraisal performed in the past 12 months to serve as the primary basis of our valuation for approximately $[amount].

12.
You disclose that you may apply selling discounts to the underlying collateral value to determine fair value for collateral dependent loans. We note that the guidance in ASC 310-10-35-23 indicates that the fair value of collateral shall be adjusted to consider estimated costs to sell. Please tell us if you have measured impairment on any collateral dependent loans without estimating costs to sell. If so, please tell us how your measurement is consistent with the above guidance and estimate the total amount of costs to sell. If not, please revise your disclosure in future filings accordingly.

RESPONSE: The Company does consider estimated costs to sell in determining the fair value of collateral in compliance with guidance in ASC 310-10-35-23.

Disclosure in future filings will be revised accordingly.

Note 3: Securities, page 9

13.
We note your disclosure regarding your other-than-temporary impairment policies related to your pooled trust preferred securities. Please provide us your analysis of the present value of cash flows expected to be collected for the Trapeza CDO XIII, Ltd., class B and Preferred Term Securities XXIV, Ltd., class B1 securities and address the following:

RESPONSE: Please see the cash flow projection models prepared by the Company and a third party investment firm for the Trapeza 13, class B securities and PreTSL 24, class B1 securities held by the Company, which is being provided supplementally under separate cover.

•           Deferrals and defaults:

a.	Please tell us in detail how you develop your estimate of future deferrals and defaults.

RESPONSE: The Company develops our estimate of near-term deferrals, defaults, and recoveries based on a detailed review of reported financials and/or credit rating information for each issuer.  We assume no recovery on defaulted issuers, and review each performing and deferred issuer, developing a projection of default likelihood. This projection currently results in additional defaults being less than our projection of cured deferrals, and we therefore assume a near-term net recovery of currently deferred issuers.  At March 31, 2011, these projections resulted in a rate of recovery on currently deferred issuers of 33.6% in the Trapeza 13A security and 34.2% in the PreTSL 24 security.  These near-term assumptions are combined with a long-term assumption of defaults (at a rate of 36 basis points, annually) that is derived from studies of historical bank failure rates by the Federal Deposit Insurance Corporation and the Fitch credit rating agency.

Michael Clampitt, Senior Counsel
June 24, 2011

b.
You disclose that you assume future additional default rates are 36 basis points for all of your securities and that you use the actual collateral attributes, including various performance indicators (profitability, capital ratios, asset quality, etc.) as an input in your cash flow analysis. Please clearly explain how you use the actual collateral attributes in your cash flow analysis. If you use the actual collateral attributes in determining future additional defaults, please explain to us how your consideration resulted in using the same estimate of future defaults (36 basis points) for your different securities considering the different credit characteristics of the collateral underlying each security.

RESPONSE: See our response to Comment 13a. above.

c.	Please tell us how you developed your recovery rate of 34% on issuers currently deferring interest. Specifically, explain if you used the credit characteristics of bank currently deferring interest.

RESPONSE: See our response to Comment 13a. above.

•           Prepayments:

You disclose that your cash flow estimates assume that institutions in excess of $15 billion (or likely to grow to that size) will prepay their obligations by 2013, due to the capital treatment under the regulatory reform bill recently passed. Please provide us your analysis which supports this assumption specifically discussing how you determined that $15 billion was an appropriate criterion.

RESPONSE: The pooled trust preferred securities owned by the Company allow issuers to prepay obligations without penalty after a period of five years from issue, generally subject to regulatory approval; based on the 2007 vintage of Trapeza 13A and the 2006 vintage of PreTSL 24, prepayment without penalty would be allowed beginning in 2012 and 2011, respectively.  Based on this fact, the negative impact beginning in 2013 on the issuers’ regulatory capital position as a result of the recent regulatory reform bill and the relatively high interest rate on these securities payable by the issuers once the securities do not count for regulatory capital purposes, we believe that the original purpose behind the pooled trust preferred issuance will be significantly reduced and, therefore, performing issuers with asset size of $15 billion are likely to prepay by 2013.

For the 2 securities identified above:

a.
Please provide us a sensitivity analysis of the impact on your credit OTTI cash flow analysis if you changed your prepayment assumption to produce a significantly lower number of banks prepaying their obligations and having them prepay no sooner than 2013.

RESPONSE: For the Trapeza 13A, class B; and PreTSL 24, class B1 securities, the Company’s modeled prepayment assumption accelerates resumption of cash interest for these securities, by 21 months for Trapeza 13A, class B securities, and by nine months for PreTSL 24, class B1 securities, compared to modeled cash flow projections assuming no

Michael Clampitt, Senior Counsel
June 24, 2011

prepayments.  The prepayment assumption has no material impact on the present value of projected cash flows.

b.
Please provide us a listing of the banks serving as collateral detailing the asset size of each bank and identifying which banks met your criteria to prepay and in what year you assumed the banks would prepay their obligation.

RESPONSE: The information requested has been provided supplementally under separate cover in response to Comment 13 above.

c.
Please tell us if you are aware of any individual bank in a pooled trust preferred security that has prepaid their obligation and the facts and circumstances surrounding the prepayment (was the bank acquired, etc.). If you are not aware of any, please tell us how this fact impacted your prepayment assumption.

RESPONSE: The Company is aware of a number of individual banks that have prepaid their obligations in a variety of circumstances, including, following capital raises, acquisitions of institutions with outstanding obligations, and in an apparent effort to shrink their balance sheet.

d.
Please explain to us the redemption provisions (time-based, other special redemption provisions, etc.) of these securities that impact the ability of an individual bank to prepay their obligation and explain how you considered the provisions in your prepayment assumption.

RESPONSE: Trapeza 13A and PreTSL 24 allow issuers to prepay obligations without penalty after a period of five years from issue, generally subject to regulatory approval; based on the 2007 vintage of Trapeza 13A and the 2006 vintage of PreTSL 24, prepayment without penalty would be allowed beginning in 2012 and 2011, respectively.  Based on this, no prepayments are assumed prior to the expiration of the five year period.  In addition, as a result of the negative impact beginning in 2013 (after the expiration of the five year period) on the issuers’ regulatory capital position as a result of the recent regulatory reform bill, we believe that performing issuers with asset size of $15 billion are likely to prepay by 2013.

e.
Please tell us if these securities have capital replacement covenants and any other covenants restricting or impacting redemption or prepayment, explain the terms of the covenants and tell us how you considered the covenants in your prepayment assumption.

RESPONSE: Neither issue includes capital replacement covenants or any other covenants, restricting or impacting ability to redeem or prepay.

f.	Please tell us if banks that were currently deferring interest payments were assumed to prepay their obligations. If so, explain your rationale.

RESPONSE: The model assumes that only performing issuers will prepay the obligation.

Michael Clampitt, Senior Counsel
June 24, 2011

•          Principal In Kind (PIK):

Please tell us in detail and revise future filings to discuss all the facts and circumstances related to your securities receiving PIK. Specifically discuss:

a.       The relevant provisions in your securities that allow them to receive PIK.

RESPONSE: The Company’s investments in Trapeza 4, class C2; Trapeza 13A, class B; and PreTSL 24, class B1 are receiving principal-in-kind (PIK), in lieu of cash interest.  These securities all allow, under the terms of the issue, for issuers to defer interest for up to five consecutive years.  After five years, if not cured, the securities are considered to be in default and the trustee may demand payment in full of principal and accrued interest. Issuers are also considered to be in default in the event of the failure of the issuer or a subsidiary.  Both deferred and defaulted issuers are considered non-performing, and the trustee calculates, on a quarterly or semi-annual basis, certain coverage tests prior to the payment of cash interest to owners of the various tranches of the securities.  The tests must show that performing collateral is sufficient to meet requirements for senior tranches, both in terms of cash flow and collateral value, before cash interest can be paid to subordinate tranches.  If the tests are not met, available cash flow is diverted to pay down the principal balance of senior tranches until the coverage tests are met, before cash interest payments to subordinate tranches may resume.

Future filings will be revised to include disclosure similar in form to the foregoing.

b.       The reason why your securities are receiving PIK.

RESPONSE: The Company’s investments in Trapeza 4, class C2; Trapeza 13A, class B; and PreTSL 24, class B1 are receiving PIK due to failure of the required coverage tests described above at senior tranches of these securities.

Future filings will be revised to include disclosure similar in form to the foregoing.

c.       The risk to security holders.

RESPONSE: Ultimately, the risk to holders of a tranche of a security in PIK status is that the pool’s total cash flow will not be sufficient to repay all principal and accrued interest related to the investment.

Future filings will be revised to include disclosure similar in form to the foregoing.

d.	How PIK impacts the different tranches of your securities and how it impacts the tranche that you own.

RESPONSE: The impact of payment of PIK to subordinate tranches is to strengthen the financial position of senior tranches, by reducing the senior tranches’ principal balances relative to available collateral and cash flow; while increasing principal balances, decreasing cash flow and increasing credit risk to the tranches receiving PIK.  For our

Michael Clampitt, Senior Counsel
June 24, 2011

securities in receipt of PIK, the principal balance is increasing, cash flow has stopped and, as a result, credit risk is increasing. Despite these facts, because the Company does not intend to sell these securities and it is not more-likely-than-not that the Company will be required to sell these securities prior to recovery of their amortized cost basis, which may be maturity, the Company does not consider these investments to be OTTI at March 31, 2011.

Future filings will be revised to include disclosure similar in form to the foregoing.

e.       When you expect your securities to begin paying cash interest.

RESPONSE: Based on our most recent projections, we anticipate that our securities will not receive cash interest until May 2014 for Trapeza 4, class C2; August 2013 for Trapeza 13A, class B; and December 2020 for PreTSL 24, class B1.

Future filings will be revised to include disclosure similar in form to the foregoing.

f.	How the fact that your securities were receiving PIK was incorporated in your analysis of the present value of cash flows expected to be collected.

RESPONSE: The Company’s modeled cash flows for these securities, delayed as a result of the PIK status for these securities, are discounted using the anticipated yield at the time the securities were purchased to arrive at a present value of cash flows; that present value of cash flows is compared to the securities’ carrying value to determine whether the securities are other-than-temporarily impaired.

Future filings will be revised to include disclosure similar in form to the foregoing.

Note 4: Loans, page 11

14.
Please revise future filings to discuss how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions. Also discuss how you classify these loans as non-accrual, impaired, loans > 90 days and accruing, or as a trouble debt restructuring. For example, discuss if these loans are considered impaired and on non-accrual status immediately after acquisition and the reasons for your determination.

RESPONSE: Future filings will include disclosure similar to the following:

Loans acquired with impaired credit quality are included in the Company’s credit quality disclosures, unless otherwise specified.  The Company’s loans acquired with deteriorated credit quality at [interim date] accounted for [describe magnitude of change] of the [increase/decrease] in the Company’s special mention and classified credits since [prior fiscal year end date], and accounted for [describe magnitude of change] of the [increase/decrease] in the Company’s delinquent credits since [prior fiscal year end date].  The following tables present the credit risk profile of the Company’s loans acquired with deteriorated credit quality (excluding loans in

Michael Clampitt, Senior Counsel
June 24, 2011

process and deferred loan fees) based on rating category and payment activity as of [interim date] and [prior fiscal year end date]:

[interim date]
	Conventional	Construction	Commercial
	Real Estate	Real Estate	Real Estate	Consumer	Commercial
Pass	$ -	$ -	$ -	$ -	$ -
Special Mention	-	-	-	-	-
Substandard	-	-	-	-	-
Doubtful	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -

[interim date]
	30-59 Days	60-89 Days	Greater Than	Total		Total Loans	Total Loans > 90
	Past Due	Past Due	90 Days	Past Due	Current	Receivable	Days & Accruing
Real Estate Loans:
Conventional	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Construction	-	-	-	-	-	-	-
Commercial	-	-	-	-	-	-	-
Consumer loans	-	-	-	-	-	-	-
Commercial loans	-	-	-	-	-	-	-
Total loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -

[prior fiscal year end date]
	Conventional	Construction	Commercial
	Real Estate	Real Estate	Real Estate	Consumer	Commercial
Pass	$ -	$ -	$ -	$ -	$ -
Special Mention	-	-	-	-	-
Substandard	-	-	-	-	-
Doubtful	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -

[prior fiscal year end date]
	30-59 Days	60-89 Days	Greater Than	Total		Total Loans	Total Loans > 90
	Past Due	Past Due	90 Days	Past Due	Current	Receivable	Days & Accruing
Real Estate Loans:
Conventional	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Construction	-	-	-	-	-	-	-
Commercial	-	-	-	-	-	-	-
Consumer loans	-	-	-	-	-	-	-
Commercial loans	-	-	-	-	-	-	-
Total loans	$ -	$ -	$ -	$ -	$ -	$ -	$ -

15.
Please revise future filings to clearly state if purchased impaired loans are included in the credit quality disclosures (non-accrual, impaired, nonperforming, classified loans, etc.). If they are included, please quantify the amount.

RESPONSE: Please see our response to Comment 14, above, for proposed revisions to future filings in response to this Comment.

16.	Please revise future filings to disclose how you determine it is appropriate to continue to

Michael Clampitt, Senior Counsel
June 24, 2011

accrue interest on loans past due 90 days or more.

RESPONSE: Future filings will be revised to include disclosure similar in form to the following:

The accrual of interest on loans is discontinued when, in management’s judgment, the collectability of interest or principal in the normal course of business is doubtful.  The Company complies with regulatory guidance which indicates that loans should be placed in nonaccrual status when 90 days past due, unless the loan is both well-secured and in the process of collection.  A loan that is “in the process of collection” may be subject to legal action, or, in appropriate circumstances, through other collection efforts reasonably expected to result in repayment or restoration to current status in the near future.

17.	Please revise future filings to disclose how you determine that the uncollectability of a loan balance is confirmed.

RESPONSE: Our most recent filing included the following statement: “The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to cover probable credit losses inherent in the loan portfolio at the balance sheet date.  The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.”

This disclosure will be clarified in future filings by revising the statement to disclose information similar in form to the following:

The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to cover probable credit losses inherent in the loan portfolio at the balance sheet date.  The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when an amount is determined to be uncollectible, based on management’s analysis of expected cash flow (for non-collateral-dependent loans) or collateral value (for collateral-dependent loans).  Subsequent recoveries, if any, are credited to the allowance.

18.
You disclose that loans are collectively evaluated for impairment based on your historical loss experience. Please revise future filings to specify, by portfolio segment, how many years of historical losses (i.e. charge-offs) you use to measure impairment. Also, identify any changes to look-back periods that were implemented during the periods presented, discuss the reasons for any changes and quantify the impact on your allowance for loan losses.

RESPONSE: Future filings will be revised to include disclosure similar in form to the following:

In its quarterly evaluation of the adequacy of its allowance for loan losses, the Company employs historical data including past due percentages, charge offs, and recoveries for the previous five years for each loan category.  During fiscal year 2011, the Company modified its

Michael Clampitt, Senior Counsel
June 24, 2011

allowance methodology to also consider the most recent twelve-month period’s average net charge offs and to use this information as one of the primary factors for evaluation of allowance adequacy.  Average net charge offs are calculated as net charge offs by portfolio type for the period as a percentage of the average balance of respective portfolio type over the same period.  As the Company and the industry have seen increases in loan defaults in the past several years, the Company believes that it is prudent to emphasize more recent historical factors in the allowance evaluation.  As is illustrated in the table below, the impact of the modification has been to recognize the recent higher net charge-offs, which has resulted in a higher allowance for loan losses.

The following table sets forth the Company’s historical net charge offs as of [March 31, 2011].

Portfolio segment	Net charge offs – 1-year historical	Net charge offs – 5-year historical
Real estate loans:
Conventional
Construction
Commercial
Consumer loans
Commercial loans

19.
You disclose on page 15 that your allowance for loan losses is based on historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans. Please revise future filings to:

a. b.
Present additional granularity regarding any adjustments made to historical losses;
Discuss adjustments made by portfolio segment for each period presented and discuss the specific facts and circumstances for the adjustments; and

c.
Discuss the amount of the allowance for loan losses that is attributable to these adjustments as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

RESPONSE: Future filings will be revised to include disclosure similar in form to the following:

In its quarterly evaluation of the adequacy of the allowance for loan losses, the Company evaluates changes in the financial condition of individual borrowers; changes in local, regional, and national economic conditions; the Company’s historical loss experience; and changes in market conditions for property pledged to the Company as collateral.  The Company has identified specific qualitative factors that address these issues and subjectively assigns a percentage to each factor.  Qualitative factors are reviewed quarterly and may be adjusted as necessary to reflect improving or declining trends.  At March 31, 2011 these qualitative factors included:

•	Changes in lending policies
•	National, regional, and local economic conditions
•	Changes in mix and volume of portfolio
•	Experience, ability, and depth of lending management and staff
•	Entry to new markets
•	Levels and trends of delinquent, nonaccrual, special mention and classified loans

Michael Clampitt, Senior Counsel
June 24, 2011

•	Concentrations of credit
•	Changes in collateral values
•	Agricultural economic conditions
•	Regulatory risk

The qualitative factors are applied to the allowance for loan losses based upon the following percentages by loan type:

Portfolio segment	Qualitative factor applied at interim period ended [date]	Qualitative factor applied at fiscal year ended [date]
Real estate loans:
Conventional
Construction
Commercial
Consumer loans
Commercial loans

At [interim period end date], the amount of our allowance for loan losses attributable to these qualitative factors was approximately $_._ million, as compared to $_._ million at [fiscal year end date].

Future filings will also include narrative discussion related to the facts and circumstances of any significant trends in the allowance.

20.	Please revise future filings to disclose your policy for placing loans on nonaccrual status. Refer to ASC 310-10-50-6(a).

RESPONSE: Future filings will include disclosure similar in form to the following:

The accrual of interest on loans is discontinued when, in management’s judgment, the collectability of interest or principal in the normal course of business is doubtful.  The Company complies with regulatory guidance which indicates that loans should be placed in nonaccrual status when 90 days past due, unless the loan is both well-secured and in the process of collection.  A loan that is “in the process of collection” may be subject to legal action or, in appropriate circumstances, other collection efforts reasonably expected to result in repayment or restoration to current status in the near future.

21.	Please revise future filings to disclose your policy for recording payments received on nonaccrual loans. Refer to ASC 310-10-50-6(b).

RESPONSE: Future filings will include disclosure similar in form to the following:

Cash receipts on a nonaccrual loan are applied to principal and interest in accordance with its contractual terms unless full payment of principal is not expected, in which case cash receipts, whether designated as principal or interest, are applied as a reduction of the carrying value of the loan.

Michael Clampitt, Senior Counsel
June 24, 2011

22.           Please revise future filings to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

RESPONSE: Future filings will include disclosure similar in form to the following:

A nonaccrual loan is generally returned to accrual status when principal and interest payments are current, full collectability of principal and interest is reasonably assured and a consistent record of performance has been demonstrated.

23.	Please revise future filings to disclose your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e) for guidance.

RESPONSE: Future filings will include disclosure similar in form to the following:

A loan is considered delinquent when a payment has not been made by the contractual due date.

24.	Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

RESPONSE: Future filings will include disclosure similar in form to the following:

Under the Company’s methodology, loans are first segmented into 1) those comprising large groups of smaller-balance homogeneous loans, including single-family mortgages and installment loans, which are collectively evaluated for impairment and 2) all other loans which are individually evaluated. Those loans in the second category are further segmented utilizing a defined grading system which involves categorizing loans by severity of risk based on conditions that may affect the ability of the borrowers to repay their debt, such as current financial information, collateral valuations, historical payment experience, credit documentation, public information, and current trends. The loans subject to credit classification represent the portion of the portfolio subject to the greatest credit risk and where adjustments to the allowance for losses on loans as a result of provisions and charge-offs are most likely to have a significant impact on operations.

A periodic review of selected credits (based on loan size and type) is conducted to identify loans with heightened risk or probable losses and to assign risk grades. The primary responsibility for this review rests with loan administration personnel. This review is supplemented with periodic examinations of both selected credits and the credit review process by applicable regulatory agencies. The information from these reviews assists management in the timely identification of problems and potential problems and provides a basis for deciding whether the credit represents a probable loss or risk that should be recognized.

If a loan that is individually evaluated for impairment is found to have none, it is grouped together with loans having similar characteristics (i.e., the same risk grade), and an allowance for loan losses is based upon the qualitative and quantitative factors previously discussed.

25.	In the table on page 14, you disclose that you collectively evaluate all or almost all of your construction real estate, commercial real estate and commercial loans for impairment.

Michael Clampitt, Senior Counsel
June 24, 2011

Please explain to us why you do not individually evaluate some of these loans for impairment since these types of loans generally have a larger balance and are not homogeneous.

RESPONSE: The Company’s interpretation of relevant guidance (ASC 310-10-35-36) is that loans individually evaluated but not impaired may be included in the assessment of the allowance for loan losses under subtopic ASC 450-20, if specific characteristics of the loan indicate that it is probable that there would be an incurred loss in a group of loans with those characteristics.  Characteristics or risk factors must be specifically identified to support an accrual for losses that have been incurred but that have not yet reached the point where it is probable that amounts will not be collected on a specific individual loan.  It is our understanding that the disclosure required under ASC 310-10-50-11C would group such loans with amounts collectively evaluated for impairment under ASC 450-20.

26.	Please future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b).

RESPONSE: Future filings will include disclosure similar in form to the following:

Cash receipts on loans deemed impaired are recorded based on the loan’s separate status as a nonaccrual loan or an accrual status loan.

27.	Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(l), (2) and (3) for each period for which results of operations are presented.

RESPONSE: The Company had ceased recognition of interest income on loans with a book value of $[amount] and $[amount] at [interim period end date] and [fiscal year end date], respectively.  The average balance of nonaccrual loans for the three- and [ ]-month periods ended [interim period end date] was approximately $[amount] and $[amount], respectively, as compared to $[amount] and $[amount], respectively, for the same periods of the prior fiscal year.  For the three- and [ ]-month periods ended [interim period end date], the Company recognized interest income totaling approximately $[amount] and $[amount], respectively, on nonaccrual loans, as compared to $[amount] and $[amount], respectively, for the same periods of the prior fiscal year.  The full amount of this income on nonaccrual loans was recognized on the cash-basis method of accounting during the periods noted.

28.
Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

RESPONSE: Future filings will include disclosure similar in form to the following:

The amount of interest income recorded for acquired impaired loans that represents a change in the present value of future cash flows attributable to the passage of time was approximately $[amount] and $[amount], respectively, for the three- and [ ]-month periods ended [date], as compared to $[amount] and $[amount], respectively, for the three- and [ ]-month periods ended [date].

Michael Clampitt, Senior Counsel
June 24, 2011

29.           You disclose on page 17 total nonaccrual loans of approximately $103,000 and total impaired loans of approximately $11,182,000 at March 31, 2011. Please tell us in detail and revise future filings to reconcile and to clearly explain the relationship between loans classified as nonaccrual and impaired. Specifically discuss why certain loans are considered impaired but not placed on nonaccrual status.

RESPONSE: In connection with the table on page 17 reporting a total of $102,000 in nonaccrual loans at March 31, 2011, the Company discloses that it has not included purchased impaired loans in this table.  The Company’s purchased impaired loans are reported at a carrying value of $9.9 million.  These loans primarily consist of loans acquired as assets of the former First Southern Bank, Batesville, Arkansas, in December 2010.  These loans were determined to be impaired at the date of acquisition, and an appropriate fair value discount was recorded, including a fair value discount related to interest rate.  An additional $1.3 million in impaired loans was not classified as nonaccrual at March 31, 2011.  This amount represents a single credit relationship that has experienced reduced cash flows.  The Company determined at March 31, 2011, that the related loans did not meet its policy to be deemed a nonaccrual loan, based on its ongoing current payment status and projected maintenance of such status.

Credit Quality Indicators, page 16

30.	Please revise future filings to explicitly disclose the date or range of dates for which your loan risk rankings were updated. Refer to ASC 310-10-50-29(c).

RESPONSE: Future filings will be revised to include disclosure similar in form to the following:

Credit Quality Indicators. The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors.  The Company analyzes loans individually by classifying the loans as to credit risk.  This analysis is performed on all loans at origination, and is updated on a quarterly basis for loans risk rated special mention, substandard, or doubtful.  In addition, lending relationships over $250,000 are subject to an independent loan review following origination, and lending relationships in excess of $1,000,000 are subject to an independent loan review annually, in order to verify risk ratings.

Note 5: Accounting for Certain Loans Acquired in a Transfer, page 17

31.
Please tell us in detail and revise future filings to disclose your income recognition policy related to the purchase impaired loans in which you cannot reasonably estimate cash flows expected to be collected.

RESPONSE: This disclosure in future filings will be revised as follows:  The Company has reasonably estimated cash flows for the $10.3 million in impaired loans acquired during the nine months ended March 31, 2011, and is accounting for them using the methods required under ASC 310-30-[35].

Michael Clampitt, Senior Counsel
June 24, 2011

32.           Please explain to us your fair value methodology for your purchased impaired loans considering your disclosure that you cannot reasonably estimate cash flows expected to be collected.

RESPONSE: As noted in response to the previous item, the Company has reasonably estimated cash flows for the $10.3 million in impaired loans acquired during the nine months ended March 31, 2011.  These cash flows were discounted in accordance with ASC-310-30-[30] to arrive the reported fair value.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

33.
Please revise your MD&A in future filings to quantify the amount of one- to four-family residential mortgage loans with LTV's greater than 80% with no PMI and the amount of HELOC's outstanding at period end and provide an analysis of the credit risk associated with these loans.

RESPONSE: Future filings will be revised to include disclosure similar in form to the following:

The Bank generally originates one- to four-family residential mortgage loans in amounts up to 90% of the lower of the purchase price or appraised value of residential property. For loans originated in excess of 80%, the Bank increases the rate charged by 50 basis points, but does not require private mortgage insurance.  At [interim period end date], the remaining balance of one- to four-family loans originated with a loan-to-value ratio in excess of 80% was $[amount], as compared to $[amount] at [fiscal year end date].  Originating loans with higher loan-to-value ratios presents additional credit risk to the Company.  Consequently, the Company limits this product to borrowers with a favorable credit history and a demonstrable ability to service the debt.

Home equity lines of credit (HELOCs) are secured with a deed of trust and are issued up to 100% of the appraised or assessed value of the property securing the line of credit, less the outstanding balance on the first mortgage. Interest rates on HELOCs are adjustable and are tied to the current prime rate of interest.  This rate is obtained from the Wall Street Journal and adjusts on a daily basis. Interest rates are based upon the loan-to-value ratio of the property, with better rates given to borrowers with more equity. HELOCs are secured by residential properties which is considered to be less risky collateral than other types of security for loans and, because of their adjustable rate structure, contain less interest rate risk to the Bank than other types of lending.  Lending up to 100% of the value of the property, however, presents increased credit risk to the Bank. Consequently, the Bank limits this product to customers with a favorable credit history.  At [interim period end date], the Company had HELOC balances of $[amount] outstanding, of which, lines of credit up to 80% of the property value at origination represented [__%} of outstanding balances, and [__%] of balances and commitments; lines of credit for more than 80%, but not exceeding 90%, of the property value at origination represented [__%] of outstanding balances and [__%] of balances and commitments; and lines of credit in excess of 90% of the property value at origination represented [__%] of outstanding balances and [__%] of balances and commitments.  These figures compared to HELOC balances of $[amount] at [fiscal year end date], of which lines of credit up to 80% of the property value at

Michael Clampitt, Senior Counsel
June 24, 2011

origination represented [__%] of outstanding balances, and [__%] of balances and commitments; lines of credit for more than 80%, but not exceeding 90%, of the property value at origination represented [__%] of outstanding balances and [__%] of balances and commitments; and lines of credit in excess of 90% of the property value at origination represented [__%] of outstanding balances and [__%] of balances and commitments.

Average Balance Sheet for the Three- and Nine-Month Periods Ended March 31, 2011 and 2010, page 28

34.
We note your disclosure on page 25 that your results of operations depend primarily on your net interest margin which is directly impacted by the interest rate environment. Considering this disclosure, please revise future interim filings to include a rate/volume analysis.

RESPONSE: Future interim filings will include a rate/volume analysis similar in form to the following:

	Three-month period ended [date] Compared to three-month period ended [date], Increase (Decrease) Due to				[ ]-month period ended [date] Compared to [ ]-month period ended [date], Increase (Decrease) Due to
(dollars in thousands)	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
Interest-earnings assets:
Loans receivable (1)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	-	-	-	-	-	-	-	-
Investment securities (2)	-	-	-	-	-	-	-	-
Other interest-earning deposits	-	-	-	-	-	-	-	-
Total net change in income on
interest-earning assets	-	-	-	-	-	-	-	-

Interest-bearing liabilities:
Deposits	-	-	-	-	-	-	-	-
Securities sold under
agreements to repurchase	-	-	-	-	-	-	-	-
Subordinated debt	-	-	-	-	-	-	-	-
FHLB advances	-	-	-	-	-	-	-	-
Total net change in expense on
interest-bearing liabilities	-	-	-	-	-	-	-	-
Net change in net interest income	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Results of Operations Comparison of the Three- and Nine-Month Periods Ended March 31, 2011 and 2010

Provisions for Loan Losses, page 31

35.
You disclose that the increase in the provision for loan losses to $1.2 million from $101,000 during the three months ended March 31, 2011 and 2010, respectively, was attributed to an additional $2.8 million in classified loans primarily attributable to

Michael Clampitt, Senior Counsel
June 24, 2011

identification of problem credits within the loan portfolio obtained in the acquisition which occurred in December 2010. Please tell us whether these classified loans were accounted for under ASC 310-30 (loans acquired with deteriorated credit quality). Also explain to us in detail and revise future filings to discuss the facts and circumstances related to the credit quality of the newly acquired classified loans that resulted in such a large provision immediately after acquisition considering any existing credit impairment should have been provided for in purchase accounting by measuring the loans at fair value.

RESPONSE: The increase in provision for loan losses was based on the Company’s continuous analysis of the loan portfolio and the allowance for loan losses; the current quarter’s analysis was conducted based on an increased level of classified assets and recent significant loan growth.  The additional $2.8 million in classified loans was attributed primarily to the identification of problem credits within the loan portfolio obtained in the December 2010 acquisition.  Of this amount, approximately 70% related to loans not accounted for under ASC 310-30 (loans acquired with deteriorated credit quality) because the deteriorated quality of these loans was not identified until after purchase accounting adjustments were completed.  Of the amount that related to loans acquired with credit impairment, none were determined at March 31, 2011, to be impaired beyond the fair value recorded under ASC 310-30.  Additionally, the classification of additional assets did contribute to the judgment by the Company to increase qualitative factors, including changes in nature and mix of portfolio; experience, ability, and depth of lending management and staff; entry into new markets; and levels and trends of delinquent, nonaccrual, special mention and classified loans.  As the Company continues to evaluate the loan portfolio and the related allowance for loan losses, additional information regarding the acquired loan portfolio becomes available regarding borrower financial strength, collateral condition and value, and other factors related both to individual credits and the portfolio as a whole.  In many instances, it is not possible to determine whether the information reflects losses that were incurred at the time of the acquisition in December 2010 or at the time the information becomes known.

Future filings will include more detailed disclosure as detailed above.

Nonperforming Assets, page 33

36.	Please revise future filings to separately disclose non-accrual-loans and those 90 days + delinquent and still accruing.

Michael Clampitt, Senior Counsel
June 24, 2011

RESPONSE: Future filings will include disclosure in form similar to the following:

	Current period end	Prior fiscal year end	Year ago period end

Nonaccruing loans:
Residential real estate	$ ---	$ ---	$ ---
Commercial real estate	---	---	---
Consumer	---	---	---
Commercial business	---	---	---
Total	$ ---	$ ---	$ ---

Troubled debt restructurings:
Residential real estate	$ ---	$ ---	$ ---
Commercial real estate	---	---	---
Consumer	---	---	---
Commercial business	---	---	---
Total	$ ---	$ ---	$ ---

Loans 90 days past due accruing interest:
Residential real estate	$ ---	$ ---	$ ---
Commercial real estate	---	---	---
Consumer	---	---	---
Commercial business	---	---	---
Total	$ ---	$ ---	$ ---

Total nonperforming loans	$ ---	$ ---	$ ---

Nonperforming investments	$ ---	$ ---	$ ---
Foreclosed assets held for sale:
Real estate owned	---	---	---
Other nonperforming assets	---	---	---
Total nonperforming assets	$ ---	$ ---	$ ---

37.
We note the significant increase in impaired loans from June 30, 2010 to March 31, 2011 especially in impaired loans with no allowance. Please revise future filings to provide an analysis of this trend and to specifically explain the reasons so many of the impaired loans did not required a specific allocation of the allowance for loan losses.

RESPONSE: Future filings will include commentary on the trend in impaired loans and specifically explain the reasons so many of the impaired loans did not require a specific allocation of the allowance for loan losses.  At March 31, 2011, impaired loans acquired with deteriorated credit quality included $9.3 million (fair value) in loans obtained in the December 2010 acquisition of the former First Southern Bank, Batesville, Arkansas, which accounted for the increase in such loans since June 30, 2010.  These loans had an outstanding principal balance of $13.1 million at acquisition, and a fair value discount related to credit impairment of $3.8 million.  As of March 31, 2011, none of these loans were deemed impaired beyond the fair value discount related to credit estimated at the December 2010 acquisition date.

Michael Clampitt, Senior Counsel
June 24, 2011

Closing Comments
In connection with responding to the Comment Letter, the Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4527 or Craig Scheer at (202) 295-4525.

Very truly yours,

/s/ Martin L. Meyrowitz

Martin L. Meyrowitz, P.C.

cc:        Michael Volley
Amit Pande
Jessica Livingston
Greg Steffens